TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)
TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES A US$1.6 MILLION 2009 EXPLORATION BUDGET FOR THE GIL JOINT VENTURE GOLD CLAIMS, FAIRBANKS, ALASKA

For Immediate Release: March 17, 2009, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce a US$1,644,000 2009 budget has been approved by our joint venture partner Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold Corporation, on the Gil joint venture claims, as follows:

The 2009 Gil Project Exploration Program has three major goals:

1.	Ground magnetometer survey concentrating on Sourdough Ridge.
2.	Delineate mineralized zones and establish a resource base at Sourdough Ridge.
3.	Expand resource at North Gil.

The goal of the 2009 program is to further delineate the strike extension of the mineralized zone, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity, and to establish a resource base.  The 2009 work plan calls for ground geophysics, 10,000 feet of RC drilling, and 6,000 feet of HQ-NQ core drilling.  Drillhole collar locations will be selected upon completion of the geophysical survey.  In addition, samples will be collected for a preliminary column leach study.

The geophysical survey will begin in March 2009.  The remainder of the program will begin in mid-April and will extend through the end of 2009.  The bulk of the expenditures will be in 2Q and 3Q.

To date, a total of US$7,500,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80% respectively of total expenditures.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K; NYSE: KGC) (80% Kinross/20% Teryl). The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross; and a 100%-interest in the West Ridge property. Teryl also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Press Release contact information:

For further information, please contact:

John Robertson
President, Teryl Resources Corp.
T:  800-665-4616
www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.